UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Datawatch Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

237917208

(CUSIP Number)

Copies to:

James R. Scapa

Altair Engineering Inc.

1820 East Big Beaver Road

Troy, Michigan 48083

Telephone: (248) 614-2400

Peter Ehrenberg and Valeska Pederson-Hintz

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone: (212) 262-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237917208	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altair Engineering Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,817,324*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,324 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

An aggregate of 1,817,324 shares of Datawatch Corporation (the “Issuer”) common stock, $0.01 par value (the “Shares”) (as represented to Altair Engineering Inc. by the Stockholders (defined below)) are subject to the Tender and Support Agreements, each dated November 5, 2018 (the “Tender Agreements”), entered into by Altair Engineering Inc., a Delaware corporation (“Parent”), Dallas Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and each of Michael Morrison, Joan C. McArdle, James Eliason, Ken Tacelli, Christopher T. Cox, Richard de J. Osborne, David C. Mahoney, Thomas H. Kelly, Donald Friedman, Randy Siedl, Colin Mahony, WC Capital, LLC and Carnegie Hill Associates, LLC (each, a “Stockholder”, discussed in Items 3 and 4 below) representing Shares beneficially owned by the Stockholders. Parent expressly disclaims beneficial ownership of any Shares of the Issuer’s common stock covered by the Tender Agreements. The aggregate number of Shares of the Issuer’s common stock that are subject to the Tender Agreements represent approximately 14.3% of all Shares outstanding as of November 6, 2018, based on 12,736,747 Shares issued and outstanding as of November 6, 2018, based on information provided by the Issuer.

CUSIP No. 237917208	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dallas Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,817,324*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,324*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

An aggregate of 1,817,324 Shares of the Issuer’s common stock (as represented to Purchaser by the Stockholders) are subject to the Tender Agreements, entered into by Parent, Purchaser, and each of the Stockholders representing Shares beneficially owned by the Stockholders. Purchaser expressly disclaims beneficial ownership of any shares of the Issuer’s common stock covered by the Tender Agreements. The aggregate number of Shares of the Issuer’s common stock that are subject to the Tender Agreements represent approximately 14.3% of all Shares outstanding as of November 6, 2018, based on 12,736,747 Shares issued and outstanding as of November 6, 2018, based on information provided by the Issuer.

CUSIP No. 237917208	13D	Page 4 of 10 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), issued by Datawatch Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Crosby Drive, Bedford, Massachusetts 01730.

Item 2. Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Altair Engineering Inc., a Delaware corporation (“Parent”), and Dallas Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 1820 East Big Beaver Road, Troy, Michigan 48083. The principal business of Parent is providing enterprise-class engineering software enabling innovation across the entire product lifecycle from concept design to in-service operation. Parent transforms design and decision making by applying simulation, machine learning, and optimization throughout product lifecycles. The principal business of Purchaser is acting as an interim entity to facilitate the acquisition of the Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to purchase the 1,817,324 Shares disclosed in the Schedule 13D is approximately $24 million. The Reporting Persons will fund these payments utilizing working capital, including funds available under existing credit facilities.

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $176 million, plus related fees and expenses. The Reporting Persons will fund these payments utilizing working capital, including funds available under existing credit facilities.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender Agreements (defined below). On November 5, 2018, Parent, the Issuer and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Parent has agreed to cause Purchaser to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares at a price per Share equal to $13.10 per share (the “Offer Price”), net to the Issuer in cash, without interest and less any applicable tax withholding. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to (i) at least one Share more than 50% of the Shares then outstanding being tendered into the Offer, (ii) the receipt of required approvals, waivers and consents, and (iii) other conditions set forth in Annex I to the Merger Agreement. The consummation of the Offer is not subject to any financing condition.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive the Offer Price, net to the selling stockholder of the Issuer in cash, without interest and less any applicable tax withholdings.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Parent and Purchaser entered into three Tender and Support Agreements with each of (a) WC Capital, LLC, (b) Carnegie Hill Associates, LLC and (c) Michael Morrison, Joan C. McArdle, James Eliason, Ken Tacelli, Christopher T. Cox, Richard de J. Osborne, David C. Mahoney, Thomas H. Kelly, Donald Friedman, Randy Siedl and Colin Mahony (each a “Stockholder”), each dated as of November 5, 2018 (the “Tender Agreements”). Pursuant to the Tender Agreements, each Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by them as of the date of the Tender Agreement or acquired by them after such date (collectively, the “Subject Shares”) no later than ten (10) business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements.

CUSIP No. 237917208	13D	Page 5 of 10 Pages

The Stockholders have also agreed that they will vote their Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender Agreements, until the earliest of (a) the date upon which the Merger Agreement is validly terminated, (b) the Effective Time or (c) the date on which any modification, waiver or amendment to any provision of the Merger Agreement or any waiver of Parent’s or Purchaser’s obligations under the Merger Agreement, in each case, that results either (x) in a reduction in the amount or change in the form of consideration payable to the holders of Shares pursuant to the Merger Agreement or (y) a material change in the timing in which such consideration is to be paid to the holders of Shares pursuant to the Merger Agreement. In furtherance of the Stockholders’ covenants under the Tender Agreements, the Stockholders agreed to appoint Parent as their attorney-in-fact and proxy to vote the Stockholders’ Subject Shares against the corporate transactions described in the immediately preceding sentence.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder (as represented to Parent by the Issuer on behalf of the Stockholders).

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer, while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, Parent and Purchaser intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the Effective Time, (i) the certificate of incorporation of Purchaser immediately prior to the Effective Time, as modified pursuant to the terms of the Merger Agreement, will be the certificate of incorporation of the Surviving Corporation, (ii) the bylaws of Purchaser immediately prior to the Effective Time will be the bylaws of the Surviving Corporation and (iii) the director of Purchaser and the officers of Purchaser immediately prior to the Effective Time will be the initial director and officers of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on the NASDAQ Capital Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this statement and in connection with the Offer and Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 5, 2018. The Form of Support and Tender Agreement, listed as Exhibit 2.2, is incorporated by reference to Exhibit 99.1, to the Issuer’s Current Report on Form 8-K filed with the SEC on November 5, 2018.

CUSIP No. 237917208	13D	Page 6 of 10 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender Agreements, Parent may be deemed to have the power to vote up to an aggregate of 1,817,324 Shares (as represented to Parent by the Issuer on behalf of the Stockholders) against certain matters set forth in Item 4 above, and thus, Parent may be deemed to be the beneficial owner of, in the aggregate, 1,817,324 Shares.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender Agreements, except as otherwise expressly provided in the Tender Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any Shares covered by the Tender Agreements.

Except as set forth in this Item 5(a) and (b), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

2.1	Agreement and Plan of Merger, dated as of November 5, 2018, by and among Datawatch Corporation, Altair Engineering Inc. and Dallas Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Altair Engineering Inc. with the SEC on November 5, 2018).

2.2	Form of Tender and Support Agreement, dated as of November 5, 2018, by and among Altair Engineering Inc., Dallas Merger Sub, Inc. and certain directors, officers and shareholders of Datawatch Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Altair Engineering Inc. with the SEC on November 5, 2018).

99.1	Joint Filing Agreement, dated as of November 14, 2018, by and among Altair Engineering Inc. and Dallas Merger Sub, Inc.*

*	Filed herewith

CUSIP No. 237917208	13D	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2018	ALTAIR ENGINEERING INC.

/s/ Howard N. Morof
Name: Howard N. Morof
Title: Chief Financial Officer

November 14, 2018	DALLAS MERGER SUB, INC.

/s/ Howard N. Morof
Name: Howard N. Morof
Title: Treasurer

CUSIP No. 237917208	13D	Page 8 of 10 Pages

SCHEDULE A

1. Altair Engineering Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. The address of Parent is: 1820 East Big Beaver Road, Troy, Michigan 48083. Where applicable, the business address listed for each individual not principally employed by Parent is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

James R. Scapa	Chairman, Chief Executive Officer

Mary C. Boyce	Director; Technology Committee Member; Dean of the Fu Foundation School of Engineering and Applied Science and Professor at Columbia University

James E. Brancheau	Director; Technology Committee Member

Steve Earhard	Director; Chair of the Audit Committee; Compensation Committee Member; Director of Mi9 Retain, Inc.

Trace Harris	Director; Chair of the Nominating Compensation Committee; Nominating and Corporate Governance Committee Member; Chief Financial Officer of A-List Services, LLC

Richard Hart	Director; Chair of the Corporate Governance Committee; Audit Committee Member; Chief Strategy Officer of Guidewire Software, Inc.; Director of Wonolo, Inc.

Jan Kowal*	Director; Compensation Committee Member; Audit Committee Member; Nominating and Corporate Governance Committee Member

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers
(Who Are Not Directors)

Brett Chouinard	President, Chief Operating Officer

Howard N. Morof	Chief Financial Officer

Massimo Fariello*	Chief Strategy Officer

James P. Dagg	Chief Technical Officer of Modeling and Visualization

Dr. Uwe Schramm*	Chief Technical Officer of Solvers and Optimization

Mahalingam Srikanth	Chief Technical Officer of HPC and Cloud Solutions

Jeffrey M. Brennan	Chief Marketing Officer

Martin Nichols	Chief Information Officer

Tom M. Perring	Chief Administrative Officer

Nelson Dias*	Chief Revenue Officer

*	Mr. Kowal is both a citizen of the United States of America and Sweden. Mr. Fariello is a citizen of Italy. Dr. Uwe Schramm is a citizen of Germany. Mr. Dias is a citizen of India.

CUSIP No. 237917208	13D	Page 9 of 10 Pages

2. Dallas Merger Sub, Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. The address of Purchaser is: 1820 East Big Beaver Road, Troy, Michigan 48083. Where applicable, the business address listed for each individual not principally employed by Purchaser is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Purchaser. All of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
James R. Scapa	President, Director; Chairman and Chief Executive Officer of Altair Engineering Inc.

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers
(Who Are Not Directors)

Howard N. Morof	Treasurer; Chief Financial Officer of Altair Engineering Inc.

Steven M. Rivkin	Secretary, Vice President; General Counsel of Altair Engineering Inc.

Raoul Maitra	Assistant Secretary; Vice President and General Counsel of Altair Engineering Inc.

CUSIP No. 237917208	13D	Page 10 of 10 Pages

SCHEDULE B

Stockholders	Shares Beneficially Owned (1)
Michael Morrison	223,521
Joan C. McArdle	14,499
James Eliason	23,195
Ken Tacelli	35,017
Christopher T. Cox	67,727
Richard de J. Osborne	239,631
David C. Mahoney	331,902
Thomas H. Kelly	41,833
Donald Friedman	15,665
Randy Siedl	12,665
Colin Mahony	2,333
EC Capital, LLC	665,966
Carnegie Hill Associates, LLC	143,370

(1)	As of November 6, 2018, as provided by the Issuers on behalf of the Stockholders.